SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE  ANNUAL GENERAL

SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2012

Date, Time and Place of the Meeting: April 30, 2012, at 09:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 - at Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the Capital of the State of São Paulo. Attendance: The meeting was attended by the shareholders whose signatures appear in the Register of Attendance, as well as the representative of the Company’s Independent Auditor, according to art. 134, paragraph 1 of Law no. 6404/76, as amended (“Brazilian Corporate Law”) (“LSA”). Presiding Board: Mr. Edmar Prado Lopes Neto; Mss. Claudia Karpat, Secretary. Call: Call Notice for the Meeting published in the issues of April 12, 13 and 16, 2011 of Valor Econômico (“VE”) newspaper and the issues of April 12, 13 and 14, 2011 of the State of São Paulo Official Gazette (“DOESP”). Agenda – Annual General Shareholders’ Meeting: (a) to receive the Management’s report, examine, discuss and vote upon the Financial Statements, the Independent Auditors’ report and other documents related to the fiscal year ended on December 31, 2011; (b) to pass a resolution on the allocation of the result of the fiscal year 2011; (c) to elect the Directors pursuant to the terms of the Bylaws; and (d) to determine the overall compensation of the Company’s directors and executive officers for fiscal year 2012. Resolutions made: After necessary clarifications, the annual general shareholders meeting haveunanimously approved the following:  (a) after presentation of the Financial Statements, the Independent Auditors’ Report and other documents related to fiscal year ended on December 31, 2011, which were published in the issues of March 29, 2012 of Valor Econômico (VE) and of the State Official Gazette (DOESP), the financial statements for fiscal year ended on December 31, 2011 were unanimously approved; (b)   the management’s proposal about the allocation of the result, the Company having recorded a loss in fiscal year 2011, for which reason no dividends shall be distributed to the shareholders; (c) pursuant to article 13 of the Bylaws, (i)  EDWARD H. BASTIAN, American citizen, married, businessman, United States Passport No. 214067455, resident and domiciled in 2424 Thurleston Lane, Duluth, GA 30097, United States of America, was elected  the new member of the Board of Directors for a term of office of one (1) year,  and the following nine (9) members of the Board of Directors were reelected for a unified term of office of one (1) year: Messrs. (ii) ÁLVARO ANTONIO CARDOSO DE SOUZA, Portuguese citizen, married, economist, bearer of foreigners´ identity card R.N.E W 401.505-E and individual taxpayers´ registry C.P.F. No. 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1.726, cj. 71, 7th floor, CEP 04543-000, to be the Chairman of the Board of Directors; (iii) HENRIQUE CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 1.022.856 SEP-DF and individual taxpayers´ registry C.P.F. No. 443.609.911-34, to be Vice-Chairman of the Board of Directors; (iv) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 671.071 SEP/DF and individual taxpayers´ registry C.P.F. No. 546.988.806-10; (v) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of identity card R.G. No. 17.365.750/SSP-SP and individual taxpayers´ registry C.P.F. No. 084.864.028-40; (vi) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of identity card R.G. No. 929.100 SEP/DF and individual taxpayers´ registry C.P.F. No. 417.942.901-25; (vii) RICHARD FREEMAN LARK JR., naturalized Brazilian, single, businessman, bearer of identity card R.G. No. 50.440.294-8-SSP/SP and of individual taxpayers’ registry C.P.F. no. 214.996.428-73; (viii) PAULO SÉRGIO KAKINOFF, Brazilian, single, businessman, bearer of identity card R.G. No. 25.465.939-1 and of individual taxpayers’ registry C.P.F. no. 194.344.518-41, all of them domiciled at Praça Comte. Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the Capital of the State of São Paulo; (ix) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of identity card R.G. No. 4.866.700-6 SSP/SP and individual taxpayers´ registry C.P.F. No. 146.229.631-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, No. 135, Granja Julieta, CEP 04720-060; and (x) LUIZ KAUFMANN, Brazilian, married, engineer, bearer of identity card R.G. No. 7.162.266-SSP/SP and individual taxpayers´ registry C.P.F. No. 036.200.699-72, resident and domiciled in the City São Paulo, State of São Paulo, Rua Dr. Geraldo Campos Moreira, 240 - 14º andar, Brooklin Novo, Cep.: 04571 020, Messrs. ÁLVARO ANTONIO CARDOSO DE SOUZA, ANTÔNIO KANDIR, LUIZ KAUFMANN and PAULO SÉRGIO KAKINOFF being Independent Directors of the Company, in accordance with the provisions in item 5.3 of BM&F BOVESPA’s (São Paulo Stock Exchange) Differentiated Corporate Governance Practices Level II. There has been no appointment of member to the Board under the terms of art. 141 and its paragraphs of the LSA; (d) the overall annual compensation of the Company’s directors and executive officers was approved, in the amount of up to R$ 13,754,531.56 million for fiscal year 2012, as proposed by the Management, to be distributed apportioned by the Board of Directors, with due regard to the applicable laws and to the Company’s Bylaws. Minutes and Publications: The stockholders attending the meeting authorized the drawing up of these minutes in summary form, pursuant to article 130, of the Brazilian Corporate Law, as amended. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records. [ This is a free translation of the original Portuguese version of this document]

São Paulo, April 30, 2012.

Edmar Prado Lopes Neto	Claudia Karpat
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.